February 20, 2019

Mr. Adrian Baclit

Staff Accountant

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Re:

360 Funds (the “Trust”) (File Nos. 333-123290 and 811-21726)

Dear Mr. Baclit:

You recently provided comments to one of my colleagues with respect to: (i) the June 30, 2018 Annual Report for the IMS Capital Value Fund (the “Value Fund”), IMS Strategic Income Fund (the “Income Fund”) and the IMS Dividend Growth Fund (the “Growth Fund,” together with the Value Fund and the Income Fund, the “IMS Funds”) (the “IMS Funds Annual Report”); and (ii) the November 30, 2017 Annual Report for the HedgeRow Income and Opportunity Fund (now known as the FinTrust Income and Opportunity Fund) (the “FinTrust Fund”) (the “FinTrust Annual Report”). The IMS Funds and the FinTrust Fund are series of the Trust. This letter responds to those comments and is being submitted to you in a correspondence filing. For your convenience and reference, I have summarized the comments in this letter and provided the Trust’s response below each comment.

Comments Relating to the Trust

1.	Comment: Please describe supplementally the frequency that “Due from adviser” accounts in a fund’s Statement of Assets and Liabilities are settled and include in the description whether the settlement terms are the same terms as the payments to the fund’s adviser. For example, in the IMS Funds Annual Report, the Statement of Operations discloses that the Income Fund accrued $61,504 in advisory fees and waived $65,700 but the Statement of Assets and Liabilities discloses that the Income Fund still had $14,276 payable to the adviser.

Response: The IMS Funds’ administrator has advised that the policies and procedures for the Trust (including the IMS Funds) require that any “due from adviser” accounts in a fund’s Statement of Assets and Liabilities must be settled monthly. The IMS Funds’ administrator has also advised that the process for collecting any “due from adviser” amounts in accordance with the terms of any applicable fee waiver and/or expense limitation arrangements is implemented contemporaneously with the processing of any amounts that may be “due to the adviser” under the terms of the applicable investment advisory agreement. With respect to the specific circumstances you have noted for the Income Fund, the reason for the $14,276 balance was due to a net over-accrual balance identified after the annual budget review at fiscal year-end resulting in accrual reversals in the amount of the over-accrual balance. Consequently, pursuant to the Income Fund’s expense limitation arrangements, amounts previously waived by the Income Fund’s investment adviser also had to be reversed which resulted in the payable to the adviser of $14,276.

JOHN H. LIVELY ● MANAGING PARTNER

11300 Tomahawk Creek Pkwy  ●  Ste. 310  ●  Leawood, KS 66211  ●  p: 913.660.0778  ●  c: 913.523.6112

Practus, LLP  ●  John.Lively@Practus.com  ●  Practus.com

Mr. Adrian Baclit

U.S. Securities and Exchange Commission

February 20, 2019

Comments Relating to the FinTrust Fund’s Annual Report

2.	Comment: The Staff notes that the Statement of Assets and Liabilities contains a line item titled “Deposits at broker.” In future filings, please include disclosure regarding the rights of set off and the effect of such arrangements with counterparties. See (i) U.S. Securities and Exchange Commission’s Investment Company Reporting Modernization Frequently Asked Questions; (ii) Regulation S-X, Question 6; and (iii) Article 5-02.1 of Regulation S-X.

Response: The Trust has confirmed that it will include disclosure regarding rights of set off and the effect of such arrangements with counterparties in future filings.

3.	Comment: The Staff noted that, according to the Notes to Financial Statements, the FinTrust Fund has certified commitments and contingencies. The Staff further noted, however, that the Statement of Assets and Liabilities does not include disclosure, either by amount or line item, that references these certified commitments and contingencies. Please explain why this disclosure was omitted from the financial statements and include it is future filings, as applicable. See Article 6-04.15 of Regulation S-X.

Response: The FinTrust Fund did not have any certified commitments and contingencies during the period covered by the FinTrust Annual Report, and therefore, no such disclosure was included in the FinTrust Annual Report. To the extent the FinTrust Fund has any certified commitments and contingencies in the future, the Trust will provide the applicable disclosure.

4.	Comment: The Statement of Assets and Liabilities contains a line item titled “Options written, at value.” The 2018 Audit Guide states that premiums received should be disclosed parenthetically. Please update this disclosure in future filings.

Response: The Trust has confirmed that it will revise the disclosure as you have described in future filings.

5.	Comment: Regarding the Statement of Operations, please explain what investments generated “Interest expense” is. In addition, the Staff noted that there was no “Realized and unrealized gain (loss)” on short sales and that there was no disclosure regarding the line of credit – please explain.

Response: The FinTrust Fund opened a trading account with Interactive Brokers in connection with the FinTrust Fund’s written options investment strategy. Interactive Brokers charges interest whenever a leverage position is established by the FinTrust Fund, notwithstanding the fact that the position is covered in a special account maintained pursuant to a tri-party agreement established between the Trust, with respect to the FinTrust Fund, Interactive Brokers and the FinTrust Fund’s custodian, Fifth Third Bank. The FinTrust Fund did not have any realized and unrealized gain (loss) on short sales during the period covered by the FinTrust Annual Report. Similarly, the FinTrust Fund did not have a line of credit in place during the period covered by the FinTrust Annual Report.

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Mr. Adrian Baclit

U.S. Securities and Exchange Commission

February 20, 2019

6.	Comment: The Staff noted that the FinTrust Fund is identified as non-diversified. Please confirm whether the FinTrust Fund has been operating as diversified or non-diversified and, if the FinTrust Fund has been operating as a diversified fund for more than three years, please confirm that the FinTrust Fund will obtain shareholder approval prior to changing its status back to non-diversified. See Section 13(a)(1) of the Investment Company Act of 1940, as amended (the “1940 Act”) and Rule 13a-1 thereunder.

Response: The FinTrust Fund has not been operational for more than three years. If the FinTrust Fund operates as a diversified fund (for purposes of the 1940 Act) for more than three years, the Trust will revise its disclosure to indicate that it is, at that point, a diversified fund for purposes of the 1940 Act. The Trust confirms that if the FinTrust Fund operates for a period of more than three years as a diversified fund (and therefore becomes a diversified fund for purposes of the 1940 Act), it will obtain shareholder approval prior to changing its status back to non-diversified (for purposes of the 1940 Act).

Comments Relating to the IMS Funds Annual Report

IMS Funds

7.	Comment: Please confirm that all amounts payable to Trustees and officers of the Trust have been disclosed separately as required under Article 6-04 of Regulation S-X.

Response: The Trust confirms that, to the extent applicable, all amounts payable to Trustees and officers of the Trust have been disclosed separately as required under Article 6.04 of Regulation S-X.

8.	Comment: The Staff noted that, at June 30, 2018, there were individual shareholders who held 25% or more of each IMS Fund. Please explain how large shareholder concentration risk is addressed in the IMS Funds’ summary and statutory prospectuses.

Response: The Trust will, in consultation with legal counsel, consider the appropriateness of risk disclosures related to large shareholder concentration and as deemed appropriate, update the IMS Funds’ prospectus and/or statement of additional information.

Growth Fund

9.	Comment: In reviewing the Growth Fund’s Schedule of Investments as of June 30, 2018, the Staff noted that the Growth Fund has greater than 25% of its assets invested in the financial sector. Please confirm whether the Growth Fund’s annual registration statement update will contain a detailed sector risk discussion.

Response: The Trust confirms that it will modify the Growth Fund’s next annual registration statement and will, as appropriate, include sector risks disclosures.

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Mr. Adrian Baclit

U.S. Securities and Exchange Commission

February 20, 2019

Income Fund

10.	Comment: The Staff requests that, for variable rate securities, disclosure be added in a footnote to the Schedule of Investments to describe the reference rate and spread and either: (i) the end of the period interest rate; or (ii) the end of the period reference rate for each reference rate described in the Schedule of Investments.

Response: The Trust has confirmed that it will revise the disclosure as you have described in future filings.

11.	Comment: The Staff believes that, given the impact to realized and unrealized gains (losses) of structured notes relative to total realized and unrealized gains (losses), a notation of such impact should have been included in the Income Fund’s Management Discussion of Fund Performance (“MDFP”). Please explain why there was no discussion regarding such impact in the MDFP for the Income Fund.

Response: The Trust’s service providers will work with the Income Fund’s investment adviser to help ensure that more specific disclosure that is intended to address the requirements of Item 27(b)(7) of Form N-1A is included in future annual reports going forward.

12.	Comment: The Staff noted that footnote (1) to Note 3 (Securities Valuation and Fair Value Measurements) states that “[a] significant increase in this input in isolation would result in a significantly higher fair value measurement: Please note that a change in an unobservable input need not be significant to result in a significant change in fair value. Please consider enhancing this disclosure going forward.

Response: The Trust will consider enhancing this disclosure going forward.

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Please contact me at (913) 660-0778 regarding the responses contained in this letter.

Sincerely,

/s/ John H. Lively

John H. Lively

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